UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 10, 2012, Delhaize Group (the “Company”) completed the offering of $300,000,000 aggregate principal amount of 4.125% Senior Notes due 2019.

In connection with the offering described above, the Company entered into the following agreements, which are filed as exhibits to this Report on Form 6-K and incorporated by reference into the Registration Statement on Form F-3 (File No. 333-180527) relating to the offering:

Exhibit Number	Description

1.1	Underwriting Agreement, dated as of April 3, 2012, by and among Delhaize Group SA/NV, Delhaize America, LLC and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting on behalf of themselves and as representatives of the several underwriters named on Schedule A to the Underwriting Agreement

4.1	Second Supplemental Indenture, dated as of April 10, 2012, by and between Delhaize Group SA/NV and The Bank of New York Mellon, as trustee

4.2	Form of Global Security representing Delhaize Group SA/NV’s 4.125% Senior Notes due 2019

4.3	Domiciliary Agency Agreement, dated as of April 10, 2012, by and among Delhaize Group SA/NV, ING Belgium SA/NV and The Bank of New York Mellon

5.1	Opinion of CMS DeBacker

5.2	Opinion of Hunton & Williams LLP

5.3	Opinion of General Counsel of Delhaize America, LLC

5.4	Opinion of in-house counsel of Hannaford Bros. Co.

5.5	Opinion of Verrill Dana LLP

5.6	Opinion of Pierson Wadhams Quinn Yates & Coffrin, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	April 10, 2012	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President

EXHIBIT INDEX

Exhibit Number	Description

1.1	Underwriting Agreement, dated as of April 3, 2012, by and among Delhaize Group SA/NV, Delhaize America, LLC and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting on behalf of themselves and as representatives of the several underwriters named on Schedule A to the Underwriting Agreement

4.1	Second Supplemental Indenture, dated as of April 10, 2012, by and between Delhaize Group SA/NV and The Bank of New York Mellon, as trustee

4.2	Form of Global Security representing Delhaize Group SA/NV’s 4.125% Senior Notes due 2019

4.3	Domiciliary Agency Agreement, dated as of April 10, 2012, by and among Delhaize Group SA/NV, ING Belgium SA/NV and The Bank of New York Mellon

5.1	Opinion of CMS DeBacker

5.2	Opinion of Hunton & Williams LLP

5.3	Opinion of General Counsel of Delhaize America, LLC

5.4	Opinion of in-house counsel of Hannaford Bros. Co.

5.5	Opinion of Verrill Dana LLP

5.6	Opinion of Pierson Wadhams Quinn Yates & Coffrin, LLP